UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33.3.0026253-9

Publicly-held Company

TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33.3.0015258-0 Publicly-held Company	COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 35.3.0018062-3 Publicly-held Company

BRASIL TELECOM PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.570.688/0001-70 Board of Trade (NIRE) No. 53.3.0000581-8 Publicly-held Company	BRASIL TELECOM S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 53.3.0000622-9 Publicly-held Company

RELEVANT FACT

Tele Norte Leste Participações S.A., Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A., Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) and Brasil Telecom S.A., pursuant to CVM Instruction No. 358/02 and in connection with the Relevant Fact disclosed on June 23, 2009, hereby disclose to their shareholders and the market that 30,776 common shares of Brasil Telecom Holding subject to sell offers in the auction held in connection with the tender offer to purchase common shares of Brasil Telecom Holding (the “Tender Offer”), corresponding to 0.06% of the total number of shares subject to purchase in the Tender Offer, were not liquidated by the committing sellers.

As a result, the total aggregate number of common shares of Brasil Telecom Holding effectively acquired by Telemar, through its indirect subsidiary Copart 1 Participações S.A., was 40,452,227, corresponding to 78.61% of the number of shares subject to purchase in the Tender Offer, for a total aggregate purchase price of R$2,617,663,609.17.

As a result, the share capital of Brasil Telecom Holding is as follows:

Share capital after the Tender Offers conducted on June 23, 2009:

Brasil Telecom Holding	Common Shares	Preferred Shares	Total
Solpart Participações S.A. (indirectly controlled by Copart1)	68,907,150	—	68,907,150
Copart1	52,638,063	76,645,842	129,283,905
Management of Brasil Telecom Holding	23	2	25
Shares held in treasury	1,480,800	—	1,480,800
Shares in circulation	11,005,652	153,291,681	164,297,333
Total Shares	134,031,688	229,937,525	363,969,213

All of the other information included in the Relevant Fact dated June 23, 2009 remains unchanged.

Rio de Janeiro, July 1, 2009.

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom Participações S.A.

Brasil Telecom S.A.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer